GK INVESTMENT PROPERTY HOLDINGS II, LLC

SUPPLEMENT NO. 2 DATED SEPTEMBER 29, 2021
TO THE OFFERING CIRCULAR DATED MARCH 12, 2021

This document supplements, and should be read in conjunction with, the offering circular of GK Investment Property Holdings II, LLC (the “Company”), dated March 12, 2021 and as supplemented by Supplement No. 1 dated August 20, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose the contribution of the Fresh Thyme Farmers Market property.

On July 23, 2021, pursuant to a Contribution Agreement, dated as of June 25, 2021 (the “Contribution Agreement”), the Company, through RF Grocery LLC, a wholly owned subsidiary of the Company, contributed its fee simple interest in the Fresh Thyme Farmers Market property located at 7501 West North Avenue in River Forest, IL (the “Property”) to GK DST – River Forest Grocery (the “Trust”), an affiliate of the Company, in exchange for 100% of the beneficial interests in the Trust (the “Unsold Interests”) for an aggregate value for the Property of $10,778,490 (the “Contribution Value”). The Contribution Value was comprised of an equity portion of $5,588,490 (the “Equity Value”), which represents the Company’s capital contribution to the Trust, in addition to the principal of the loan secured by Property in the amount of $5,190,000 which was assumed by the Trust. The Trust extended the term of the mortgage loan to July 10, 2028 in connection with its assumption of the loan, among other things, pursuant to that certain Loan Modification Agreement and Amended and Restated Note, each dated as of July 21, 2021.

The Trust intends to raise additional capital equal to the Equity Value, in addition to other fees and expenses incurred by the Trust, in order to redeem the Unsold Interests held by the Company. Pursuant to the terms of the Trust Agreement of the Trust, dated as of June 10, 2021 (the “Trust Agreement”), each sale of the Unsold Interests will reduce the Company’s ownership in the Trust by a proportionate amount, and the proceeds from the Trust’s capital raise will be used by the signatory trustee of the Trust, in part, to redeem the beneficial interests held by the Company. The Company will remain a beneficial interest holder of the Trust and be bound by the terms of the Trust Agreement until the Trust redeems all of the Unsold Interests held by the Company. As of the date of this Supplement No. 2, the Trust has not redeemed any of the Unsold Interests. As a beneficial interest holder of the Trust, the Company is a passive owner of the Property without the power to direct the Trust in any way. As of the date of this Supplement No. 2, the signatory trustee of the Trust, which is an affiliate of the sponsor of the Company, maintains full control over the Trust pursuant to the terms of the Trust Agreement.

The Company intends to continue to use the proceeds received from the redemption of its beneficial interests in the Trust, together with the proceeds of the Company’s ongoing offering of Bonds, to acquire additional properties in accordance with its business plan as disclosed in the Offering Circular.

The foregoing descriptions of the Contribution Agreement, Trust Agreement, Loan Modification Agreement and Amended and Restated Note are qualified in their entirety by reference to the Contribution Agreement, Trust Agreement, Loan Modification Agreement and Amended and Restated Note, copies of which are filed as exhibits to the Company’s Semi-Annual Report on Form 1-SA filed on September 28, 2021 found at https://www.sec.gov/Archives/edgar/data/1788427/000165495421010461/gkii_1sa.htm.